Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

Viewbix Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our shares of common stock, par value $0.0001 (the “Common Stock”). The following is a summary of some of the terms of our Common Stock based on our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our amended and restated Bylaws (the “Bylaws”). The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law.

Name of exchange on which registered

Our Common Stock is quoted on the OTCQB under the symbol “VBIX”. Prior to August 7, 2019, our Common Stock was quoted under the symbol “VCRP”.

Registration

Viewbix Inc. was incorporated in 1989 in the State of Ohio under the name Zaxis International Inc. On August 25, 1995, Zaxis International Inc. merged with a subsidiary of The InFerGene Company, a Delaware corporation, which entity changed its name to Zaxis International, Inc. and the Company was reincorporated in Delaware under the name of Zaxis International, Inc.

Common Stock

We are authorized to issue up to a total of 490,000,000 shares of Common Stock. Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. As of December 31, 2019, there were 31,201,669 shares of Common Stock issued and outstanding and there were approximately 2,694 holders of record of our Common Stock.

Voting Rights

Holders of our Common Stock have no cumulative voting rights. Further, holders of our Common Stock have no preemptive, conversion, redemption or subscription rights and there are no sinking fund provisions applicable to our Common Stock

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, holders of common stock have the right under Section 281 of the Delaware General Corporation Law to a ratable portion of assets remaining after satisfaction in full of the prior rights of our creditors, all liabilities and the total liquidation preferences of any outstanding shares of preferred stock.

Dividends

Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors, or board, out of our assets which are legally available.

Preferred Stock

Our Certificate of Incorporation authorizes 10,000,000 shares of preferred stock, $0.0001 par value per share of which none were issued and outstanding as of the date of this registration statement. The board of directors is authorized to provide for the issuance of these unissued shares of preferred stock in one or more series, and to fix the number of shares and to determine the rights, preferences and privileges thereof. Accordingly, the board of directors may issue preferred stock which may convert into large numbers of shares of common stock and consequently lead to further dilution of other shareholders.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our Certificate of Incorporation and our Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

●	Board of directors vacancies. Our Bylaws provide that vacancies on the board of directors may be filled only by a majority of the directors then in office, irrespective of whether there is a quorum, or by a sole remaining director. Additionally, the number of directors to serve on our board of directors is fixed by our Bylaws, and, pursuant to our Bylaws, can only be changed by resolution of our board of directors. This would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

●	Special Meetings of Stockholders. Our Bylaws currently provide that special meetings of our stockholders may be called by our chairman of our board of directors, president or any vice president, or by the board of directors.

●	No cumulative voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

●	Amendment of charter provisions. Any amendment of our Certificate of Incorporation requires approval by holders of at least two-thirds of our then outstanding voting securities, and new bylaws or amendments to our Bylaws may be effectuated by our board of directors.

●	Issuance of undesignated preferred stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock, which may be converted into large numbers of shares of Common Stock, would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

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Delaware Business Combination Statute. The Company is subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of our common stock.

●	Exclusive forum. Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Transfer Agent

The transfer agent and registrar for our common stock is Transfer Online. The transfer agent and registrar’s address is 512 SE Salmon Street, Portland, OR 97214-3444. The transfer agent’s telephone number is (503) 227-2950.